FOR IMMEDIATE RELEASE	June 3, 2015

Micromem Provides Update on Additional Field Deployments

Toronto, New York, June 3, 2015: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF), through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce the following update on two of its client funded projects that are now at the stage of field deployment.

The Laser Induced Breakdown Spectroscopy (LIBS) product prototype was approved by the client as previously announced April 27, 2015. MAST was tasked to source a manufacturer component supply chain and develop a cost base for a volume deployment. MAST has been working with the client over the last several months to evaluate manufacturers and establish the cost base. This work is now complete with agreement by the client to proceed to the next phase of field deployment on the first 10 units beginning late fall of 2015. There are three different sized types of unit each having their own respective market applications. These are the larger units that will first be deployed in several large scale industrial applications and will be used to evaluate the business value proposition for the MEMS rollout of the ultimate product form factor and size for the applications. These will be priced differently and will be followed up with a separate announcement. The final goal is to miniaturize the device and deploy approximately 50 million MEMS based units over the next five years at an approximate sale price of US $50.00 through the client’s distribution network. The LIBS product has been designed for the client to accurately measure contaminates in motor oil by using a laser to vaporize a small droplet of oil and assess the breakdown of the particles in the sample. This information is then wirelessly sent to the client for their evaluation and assessment of any action to be taken. A video demonstrating the technology can be found on our websites (www.micromeminc.com and www.mastinc.com).

The Interwell Particle Tracer product prototype was approved by the client as previously announced November 13, 2014. The client requested the cost and deployment schedule for 2000 units over a 4 year period. Further deployment will be assessed once the first 2000 units are installed. A supplier has been identified and a cost has been agreed to by the client. The current schedule that has been proposed is 500 units per year commencing late 2015 at sale price to the client of approximately US $100,000 per unit, pricing is expected to decrease with higher volume production. The client has selected the oil field for the first units and the specific design requirements. The Interwell Particle Tracer has been designed to install directly onto the well head and provide updates to the status of the well. This technology will provide real time wireless information to the client allowing for more efficient well management. A video demonstrating the technology can be found on our website (www.micromeminc.com and www.mastinc.com).

These technologies will save our customers time and money. The need to send people to specific sites for data gathering will be reduced. Both the LIBS and the Interwell Particle Tracer projects as mentioned above have client approval to proceed.

Micromem continues to successfully deliver products that are making infrastructure smart and introducing new technologies to the Internet of Things.

Joseph Fuda, CEO of Micromem says “Micromem continues to meet its milestones on behalf of its world class clients. We are building new and exciting products for our customers and they are adopting them.”

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.comwww.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing:  NASD OTCQX-Bulletin Board - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 193,865,600
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
Subscribe to receive News Releases by Email on our website’s home page. www.micromeminc.com